

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 2, 2011

Mr. Christopher Hix
Chief Financial Officer
Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, Ohio 45440

   Re: **Robbins & Myers, Inc.**
      Form 10-K for the Year Ended August 31, 2010
      Filed October 26, 2010
      File No. 001-13651

Dear Mr. Hix:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief